Exhibit 99.1

NEWS RELEASE

YAMANA PROVIDES PRELIMINARY 2012 OPERATING RESULTS, OUTLOOK FOR 2013 – 2015

TORONTO, ONTARIO, January 9, 2013 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) (“Yamana” or “the Company”) today provided preliminary operational results for Q4 and the full year 2012, and updated the Company’s outlook for 2013 – 2015.

2012 OPERATIONAL HIGHLIGHTS

•	Record total production of 1.2 million gold equivalent ounces (GEO)1 for 2012, representing an increase of approximately 9% from 2011 and within guidance

•	Record fourth quarter preliminary production of 322,800 GEO

•	Cash costs2 for the full year 2012 were approximately $245 per GEO after by-product credits

OUTLOOK HIGHLIGHTS

•	2013 production is expected to be in the range of 1.44 – 1.60 million GEO with a target of over 1.48 million GEO, an increase of at least 20% versus 2012 levels

•	2014 production is expected to be in the range of 1.60 – 1.77 million GEO with a target of 1.75 million GEO, an increase of at least 33% versus 2012 levels

•	2015 production is targeted at a sustainable level of approximately 1.75 million GEO

“For the fourth quarter, and full year, we delivered record production and costs which are as expected and within the guidance we had provided at the beginning of 2012. Our objective continues to be the delivery of consistent and reliable operational results with an emphasis on comparatively low costs which will drive strong cash flow.  In 2012, we also further enhanced our growth profile with the addition of Cerro Moro to our project portfolio and increased the value returned to shareholders as dividends. We expect production growth throughout 2013 and 2014 with a goal to reach approximately 1.75 million GEO of sustainable production.  Cerro Morro should, in time, add to that production level,” commented Peter Marrone, Chairman and Chief Executive Officer.  “We will continue to strive for consistency, reliability and predictability with a focus on increasing cash flow through the delivery of higher quality ounces and projects while containing costs and maintaining a discipline on capital spending.”

(All amounts are expressed in United States dollars unless otherwise indicated.)

1.	Silver production is treated as a gold equivalent at a ratio of 50:1.
2.	By product cash costs are non-GAAP measures. A description of non-GAAP measures can be found at www.yamana.com/q32012

NEWS RELEASE

2012 PRELIMINARY OPERATING RESULTS

Production and costs for 2012 were within previously provided guidance. Production during Q4 2012 reached a record level of 322,800 GEO, at costs consistent with guidance.  For the full year ended December 31, 2012, total production for the Company was also a record of over 1.2 million GEO consisting of 1.02 million ounces of gold and 9 million ounces of silver. Full year cash costs were approximately $245 per GEO consistent with previously stated guidance.  These are preliminary results with full operational and financial results to be provided in February.

Certain operations performed better than expected for the year as a result the implementation of recommended optimizations resulting from a Company-wide optimization audit that is ongoing, these include: El Peñón, Chapada and Mercedes.  These strategies are currently in progress or are expected to begin shortly at all other operations in the portfolio with results expected to impact production and costs in 2013.

Estimated production on a mine-by-mine basis for Q4 2012 and the full year is summarized below:

Preliminary Production (GEO)	Q4 2012	FY2012
Chapada	32,500	128,173
El Peñón	128,100	462,477
Gualcamayo	31,500	147,308
Jacobina	28,300	116,826
Minera Florida	32,800	105,682
Mercedes	39,400	125,967
Fazenda Brasileiro	18,300	67,179
Alumbrera (12.5%)	10,700	46,009
Development Projects	1,200	1,200
Total Production (GEO)	322,800	1,200,821
Total Copper (M lbs.)(Chapada)	40	150

PRODUCTION OUTLOOK 2013-2015

Production in 2013 is expected to be in the range of 1.44 – 1.60 million GEO.  This will be an increase of at least 20% over 2012 production, which is expected to be delivered through quarter over quarter growth and similar to 2012, production in the second half of 2013 will exceed production in the first half of the year. Also, consistent with previously established trends, quarterly production will be higher than the previous year’s comparable period; Q1 2013 production will exceed Q1 2012 production.  The annual production increase will be due in part to a full-year of production at Mercedes, the ramp-up of the expansion project at Minera Florida, the ramp-up of production at Ernesto/Pau-a-Pique and C1 Santa Luz, and the start-up of production at Pilar.

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NEWS RELEASE

Production in 2014 is expected to increase by at least 33% from 2012 levels to a range of 1.60 – 1.77 million GEO.  This increase will be in part due to a full year of production from C1 Santa Luz, Ernesto/Pau-a-Pique and Pilar, the Gualcamayo expansion, and the Suruca oxide and Corpo Sul expansions at Chapada.

Estimated production on a mine-by-mine basis for 2013-2014 is detailed below:

Estimated Production (GEO)	2013	E	2014	E
Chapada	105,000 – 115,000		140,000 – 160,000
El Peñón	450,000 – 460,000		440,000 – 460,000
Gualcamayo	170,000 – 185,000		190,000 – 210,000
Jacobina	125,000 – 145,000		140,000 – 155,000
Minera Florida	125,000 – 145,000		130,000 – 145,000
Mercedes	130,000 – 140,000		130,000 – 150,000
Ernesto/Pau-a-Pique	80,000 – 95,000		100,000 – 115,000
Fazenda Brasileiro	65,000 – 75,000		50,000 – 65,000
Alumbrera (12.5%)	40,000 – 50,000		40,000 – 50,000
Development Projects*	150,000 – 190,000		240,000 – 260,000
Total GEO	1,440,000 – 1,600,000		1,600,000 – 1,770,000
Total Copper (M lbs)(Chapada)	120 - 135		130 - 145
*note: Includes C1 Santa Luz and Pilar, which are both expected to start production in 2013.

As Brazil intends to introduce a new mining law in 2013, it  is expected that full operational permits will be granted under the new Brazilian mining law for projects currently in construction or ramping up. While applicable governmental departments have provided assurances that provisional permits will continue to be issued to minimize the potential impact if the mining law is not passed within a reasonable and foreseeable timeframe, there will be an impact on new Brazilian mining projects if provisional permits are not issued or the new mining law is not passed. Ernesto/Pau-a-Pique has been granted a temporary provisional permit pending passage of the new legislation.  The Company anticipates similar treatment for other development projects in Brazil.

Silver production is expected to be consistent at between eight to nine million ounces in each of 2013 and 2014.  Silver production is reported as a gold equivalent and included in the above forecasts at a consistent ratio of 50:1.

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NEWS RELEASE

Planned production beginning in 2014 and continuing into 2015 is targeted at a sustainable level of 1.75 million GEO per year.  Development projects, for which a construction decision has not yet been made, most notably Cerro Moro, are not included in this total but could increase sustainable production levels.

COSTS & ADDITIONAL GUIDANCE

Estimated cash costs for 2013 are forecast to be below $365 per GEO.  Cash costs are calculated after base metal by-product credits, which assumes a price forecast for copper of $4.00 per pound.

While realized copper prices in 2012 were lower than the Company’s copper price forecast, this difference was offset by increased copper production at Chapada.  The flexibility to increase copper production is part of optimizations that began in 2011, took effect in 2012 and should continue to provide benefits in 2013.

In 2013, expected cost increases are driven by fewer copper by-product credits with relatively higher gold production along with inflationary impacts in the countries in which the Company operates.  While the decline in copper production at Chapada in 2013 is planned, this is expected to reverse with higher copper production beginning in 2014. The Company will continue maximizing copper production at Chapada as a strategy for decreasing the consolidated cost structure further.

In the years to follow, copper production from Chapada will increase as ore from Corpo Sul begins to be processed.  The prefeasibility study for Corpo Sul is now complete as work continues to further define the size of the ore body, which has grown significantly and continues to show potential to be treated as a stand-alone ore body.

The Company expects to spend approximately $110 - $115 million on exploration in continuation of the successful 2012 program.  The 2013 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore identified greenfield targets and generate new targets.

For 2013, depreciation, depletion and amortization is expected to be approximately $485 million or $335 per GEO when excluding any allocation to copper.  General and administrative expenses are expected to be approximately $155 -$160 million and the effective tax rate for 2013 is forecast to be between 30 - 32%.

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NEWS RELEASE

In 2013, sustaining capital is expected to be approximately $310 per GEO.  This allocates all capital to gold ounces with no consideration for copper. Sustaining capital is expected to decline in future years as a result, in part, of the cost saving initiatives related to maintenance and the growth in gold production expected.

The Company believes that an all-in approach to costs is a better way to evaluate and assess its cost structure and, consistent with existing internal practices, the Company includes in all-in sustaining cash costs: by-product cash costs, sustaining capital, corporate general and administrative expenses, and exploration expenses.  All-in sustaining cash costs for 2013 are expected to be below $800 per GEO.

EXPANSIONARY CAPITAL EXPENDITURES

Expansionary capital spending for 2013 is expected to be $470 million.  This amount includes capital spending initially contemplated in 2012 that was not spent in the amount of $50 million, and additional amounts relating to new projects including $29 million on the construction of the carbon-in-leach plant at Chapada, $15 million for phase two of the north pad heap leach expansion at Gualcamayo, approximately $40 million on the advancement of Cerro Moro, as well as other new projects not previously contemplated.  Spending at Cerro Moro is expected to include the amount for the feasibility study and the development of a production ready ramp into the ore body, which is the approach taken in the development of Mercedes.  These projects will provide an increased level of certainty in sustainable production levels going forward.

Expansionary capital spending is expected to decline significantly in 2014 as the projects currently in development will be complete and there are currently no other projects for which positive construction decisions have been made.

STRATEGIC DIRECTION

The Company continues to be committed to reliability and predictability, and delivering growth across various operational and financial metrics with a priority and focus on growth in cash flow and cash flow per share.  To deliver on these objectives the Company will focus on high quality projects, which deliver the highest return and the most efficient capital allocation.

The Company is also contemplating how to best implement initiatives expected to improve recoveries, reduce costs and/or result in mine life extension at various operations.  Initiatives were identified through an independent efficiency audit and include increasing fleet efficiency, increasing labour productivity, and automating processes.  The independent consultant’s recommendations are currently being implemented and are expected to be completed over the short and medium term with some positive impact expected to begin in the near term.

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NEWS RELEASE

After the completion of current development projects, which is expected by mid-2013, cash flow is expected to increase significantly.  The Company continues to work on additional growth projects, expecting to move forward with those projects that will deliver growth, maximize cash flows and demonstrate the most efficient use of capital. Free cash flow should increase as cash flow is expected to exceed required capital needs.

UPCOMING EVENTS

The Company will announce operational and financial results for Q4 and FY 2012, and provide an update on exploration and development, which will also include the 2012 mineral resource and mineral reserve estimate, in February 2013.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in  mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of

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NEWS RELEASE

Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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